HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, TN 37203
P 615.269.8175
www.healthcarerealty.com

September 9, 2024

VIA EDGAR

Mr. Christopher Dunham
Ms. Laura Nicholson
Division of Corporate Finance
Disclosure Review Program
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthcare Realty Trust Incorporated
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2024
File No. 001-35568

Dear Mr. Dunham & Ms. Nicholson:
This letter responds on behalf of Healthcare Realty Trust Incorporated, a Maryland corporation (the “Company”), to the letter dated August 28, 2024 (the “Letter”) setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s definitive proxy statement filed on April 9, 2024 (the “Proxy Statement”).
For ease of reference, we have repeated the Commission’s comments followed by the Company’s responses in bold.
Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 38

Comment:

1.We note that the peer group identified in the pay versus performance table and related disclosure is not the same group of issuers you use to satisfy your disclosure obligation pursuant to Item 201(e)(1)(ii) of Regulation S-K, and it is not clear whether such peer group is the same group of issuers you use as a peer group for purposes of your disclosures under Item 402(b) of Regulation S-K. In that regard, in footnote 4 to your pay versus performance table, you indicate that your results are excluded from the total shareholder return of your selected peer group, the health care REITs in the FTSE
NAREIT All Equity REITs Index; however, you are listed as part of the peer group used to measure relative total shareholder return performance as described in your

Compensation Discussion and Analysis. Please advise. Refer to Item 402(v)(2)(iv) of
Regulation S-K. Please also note that Item 402(v)(2)(iv) of Regulation S-K provides that if the peer group is not a published industry or line-of-business index, the identity of the issuers composing the group must be disclosed in a footnote.

Response:
In the Peer Group Total Shareholder Return column of the pay versus performance table, the Company references the health care REITs in the FTSE NAREIT All Equity REITs Index (the “Index”). Health care REITs are a component of the Index that is separately identified by the producer of the Index, FTSE Russell. The same group of companies is listed as the peer group on page 24 of the Proxy Statement for disclosures pursuant to Item 402(b) of Regulation S-K.

In future filings, the Company will separately identify each company in the calculation of the Peer Group Total Shareholder Return column of the pay versus performance table by cross reference to the peer group disclosures pursuant to Item 402(b) of Regulation S-K. We will also include the Company’s results in the cumulative return for the peer group in the pay versus performance table.

Comment:

2. Refer to the column titled “Net income (GAAP)” in your pay versus performance table. It appears that for 2022 and 2023 you have included net (loss) income attributable to common stockholders as reported in your audited financial statements in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income
(loss), as reported in your audited GAAP financial statements, for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please
note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.”
See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134
(September 8, 2022)] at Section II.F.3.

Response:
In future filings, the Company will include net income (loss), as reported in our audited GAAP financial statements, in the Net Income (GAAP) column of the pay versus performance column for all periods presented.

Comment:

3. We note that you have included Normalized FFO per share, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K.
While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e)
of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how this number is calculated from your audited financial statements. If this information appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Response:
The Proxy Statement includes disclosure of how Normalized FFO per share is calculated on page 50 and a reconciliation of Normalized FFO per share on page 52. In future filings, we will include a clear cross reference in the pay versus performance table to the appropriate disclosures within the filing to show how the measure is calculated from the audited financial statements.

Comment:

4. Please include your Company-Selected Measure in the Tabular List provided pursuant to
Item 402(v)(6) of Regulation S-K.

Response:
The Company included “Normalized FFO per Share Growth” in the Tabular List on page 42 of the Proxy Statement. This reference was intended to reflect the Company-Selected Measure in the pay versus performance table (“Normalized FFO/Share”) and was not intended to be viewed as different than the Company-Selected Measure. In future filings, the Company will ensure that references to the Company-Selected Measure will be consistent in the pay versus performance table and the Tabular List.

If you have any questions or comments, please feel free to contact me by telephone at (615) 269-8175.

Sincerely,
Healthcare Realty Trust Incorporated

/s/ J. Christopher Douglas
J. Christopher Douglas
Executive Vice President and Chief Financial Officer

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